Exhibit 21
Expedia Group, Inc.’s subsidiaries
As of December 31, 2021

The following is a list of subsidiaries of Expedia Group, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2021.

U.S. Subsidiaries	Jurisdiction

Cruise, LLC	United States - WA

EG Corporate Travel Holdings LLC	United States - DE

Expedia, Inc.	United States - WA

HomeAway.com, Inc.	United States - DE

Hotwire, Inc.	United States - DE

Interactive Affiliate Network, LLC	United States - DE

Orbitz Worldwide, Inc.	United States - DE

Orbitz Worldwide, LLC	United States - DE

Orbitz, LLC	United States - DE

Travelscape, LLC	United States - NV

Foreign Subsidiaries	Jurisdiction

Expedia Lodging Partner Services Sàrl	Switzerland

Expedia.com Limited	United Kingdom

trivago N.V.*	Netherlands

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* Majority owned subsidiary